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02022961

hours per response . . . 12.00

SEC FILE NUMBER
8-21825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED PROCESSING AUG 26 2002 WASH. D.C. 180 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 8-30-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Recom Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

619 Marquette Avenue South - Suite 142

(No. and Street)

Minneapolis,	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merle Levitt — 612-339-5566

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehrman, Flom & Co., P.L.L.P.

(Name — *if individual, state last, first, middle name*)

Interchange Tower - Suite 820 600 Highway 169 South	Minneapolis	Minnesota	55426
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Merle Levitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Recom Securities, Inc., as of June 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

WILLIAM R. KLECKNER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control (separate cover)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA/ABV
Stephen P. Exley, CPA
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Morris Lehrman, CPA

Accountants' Report

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying statements of financial condition of Recom Securities, Inc. (a Minnesota corporation) as of June 30, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recom Securities, Inc. at June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lehrman, Flom & Co, P.L.L.P.

July 29, 2002

RECOM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 301,436	$ 664,443
Receivables from clearing organizations	22,866	39,878
Loan receivable - officer	107,900	25,000
Marketable securities owned	27,000	31,843
Prepaid and refundable income taxes	88,689	22,392
Property and equipment, at cost, less accumulated depreciation of $45,802 - 2002 and $59,101 - 2001	-	-
Other assets	4,363	3,824
	$ 552,254	$ 787,380
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 34,300	$ 41,200
Loan payable - officer	33,000	40,580
Total liabilities	67,300	81,780
Common stock, par value $.10 per share Authorized 25,000 shares Issued and outstanding 2,000 shares	200	200
Additional paid-in capital	19,800	19,800
Retained earnings	464,954	685,600
Total shareholder's equity	484,954	705,600
	$ 552,254	$ 787,380

See accompanying notes and accountants' report

RECOM SECURITIES, INC.

STATEMENTS OF INCOME
Years Ended June 30, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 1,212,690	$ 2,083,443
Interest	230,650	368,378
Refund from clearing organization	-	146,270
	1,443,340	2,598,091
EXPENSES		
Employee compensation and benefits	626,300	826,411
Clearing costs	504,006	792,407
Occupancy and equipment rental	194,331	196,380
Taxes, other than income taxes	43,437	47,215
Other operating expenses	383,782	656,129
	1,751,856	2,518,542
INCOME (LOSS) BEFORE INCOME TAXES	(308,516)	79,549
Income taxes (benefit)	(87,870)	21,610
NET INCOME (LOSS)	$ (220,646)	$ 57,939

See accompanying notes and accountants' report

RECOM SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended June 30, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Totals
Balances at June 30, 2000	$ 200	$ 19,800	$ 627,661	$ 647,661
Net income (loss) - 2001	-	-	57,939	57,939
Balances at June 30, 2001	200	19,800	685,600	705,600
Net income (loss) - 2002	-	-	(220,646)	(220,646)
Balances at June 30, 2002	$ 200	$ 19,800	$ 464,954	$ 484,954

See accompanying notes and accountants' report

RECOM SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (220,646)	$ 57,939
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation	-	7,144
Change in assets and liabilities		
Receivables from clearing organizations	17,012	21,661
Marketable securities owned	4,843	(6,311)
Prepaid and refundable income taxes	(66,297)	(22,392)
Other assets	(539)	727
Accounts payable and accrued expenses	(6,900)	(82,896)
Income taxes payable	-	(9,677)
Net cash used in operating activities	(272,527)	(33,805)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(7,144)
Net cash used in investing activities	-	(7,144)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in loan receivable - officer	(82,900)	(25,000)
Net change in loan payable - officer	(7,580)	(39,420)
Net cash used in financing activities	(90,480)	(64,420)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(363,007)	(105,369)
Cash and cash equivalents, beginning	664,443	769,812
CASH AND CASH EQUIVALENTS, ENDING	$ 301,436	$ 664,443

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2002	2001
Cash paid (received) during the year for		
Income taxes	$ (21,573)	$ 53,679
Interest	8,017	7,800

See accompanying notes and accountants' report

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is a discount commission broker-dealer registered with the Securities and Exchange Commission. Its business consists of soliciting and servicing customer accounts which are introduced on a fully disclosed basis to a carrying broker-dealer. The Company does not carry customer accounts or effect transactions on a principal basis. Income is derived from commissions on introduced business. The Company has offices in Minneapolis, Minnesota and Chicago, Illinois and is licensed to operate in all states and Washington, D.C.

Marketable Securities Owned: Marketable securities are valued at market value, except for those securities that are not readily marketable, which are valued at fair value as determined by management.

Commission Income and Clearing Costs: Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising Costs: The Company does not engage in direct-response advertising. All advertising costs are charged to operations as incurred and were $122,322 and $328,875 for the years ended June 30, 2002 and 2001, respectively.

Depreciation: The Company records depreciation of equipment by use of accelerated methods of computation.

Statements of Cash Flows: For purposes of the statements of cash flows, the Company considers liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. LOANS RECEIVABLE/PAYABLE - OFFICERS

Loan receivable is non-interest bearing and loan payable bears interest at 12%.

3. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan covering all full-time employees of the Company who have completed one year of service and are age 21 or older. Contributions to the Plan are determined each year by the Board of Directors. For the years ended June 30, 2002 and 2001 contributions were $-0-.

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. COMMITMENTS

The Company leases office space through April 30, 2006 under operating leases that provide for basic monthly rentals plus operating costs and real estate taxes. In addition, the Company has various operating leases for office equipment. Rentals under all agreements amounted to $194,331 and $196,380 for the years ended June 30, 2002 and 2001, respectively. Future minimum rentals under those agreements that extend beyond one year are as follows:

Year ending June 30, 2003	$	59,989
2004		25,116
2005		25,116
2006		20,930
	$	131,151

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2001, the Company had net capital of $251,738 which was $201,738 in excess of its required net capital of $50,000. The Company's net capital ratio was .27 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	June 30			
	2002		2001	
Federal (benefit)	$	(78,451)	$	14,287
States (benefit)		(9,419)		7,323
	$	(87,870)	$	21,610

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at commercial banks located in Minnesota and Illinois and with its clearing firm located in New York. Each account is guaranteed up to $100,000. Uninsured cash balances at June 30, 2002 were $-0-.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's activities primarily involve executions, settlement and financing of various securities transactions through a clearing organization. This may expose the Company to risk in the event the clearing organization is unable to fulfill its contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations within three business days after trade date.

* * * * *

Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA/ABV
Stephen P. Exley, CPA
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Morris Lehrman, CPA

Accountants' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying financial statements of Recom Securities, Inc. as of and for the years ended June 30, 2002 and 2001 and have issued our report thereon dated July 29 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehrman, Flom + Co, P.L.L.P.

July 29, 2002

RECOM SECURITIES, INC.

COMPUTATIONS PURSUANT TO RULE 15c3-1

Years Ended June 30, 2002 and 2001

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	484,954
Deductions and/or charges		
Non-allowable assets		
Loan receivable - officer		107,900
Refundable income taxes		88,689
Other assets		4,363
Net capital before haircuts on securities positions (tentative net capital)		284,002
Haircuts on securities		
Trading and investment securities		
Money market fund		5,264
Marketable securities		27,000
Net capital	$	251,738
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	34,300
Loan payable - officer		33,000
Total aggregate indebtedness	$	67,300
Ratio: Aggregate indebtedness to net capital		.27 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	4,486
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Excess net capital	$	201,738
Excess net capital at 1000%	$	245,008
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of June 30, 2002)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	251,738
Net capital, per above	$	251,738

RECOM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

June 30, 2002

Recom Securites, Inc. is exempt from the requirement under rule 15c3-3k(s)(B) as follows:

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is U.S. Clearing, a division of Fleet Securities, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

REPORT ON
INTERNAL CONTROL

RECOM SECURITIES, INC.
Year Ended June 30, 2002

Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA/ABV
Stephen P. Exley, CPA
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Morris Lehrman, CPA

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Recom Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Recom Securities, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehrman, Flom & Co, P.L.L.P.

July 29, 2002